UNITED STATES


SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549





SCHEDULE 13D
Under the Securities Exchange Act of
1934

(Amendment No. )


Barings Capital Investment Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

06762A102
(CUSIP Number)

Massachusetts Mutual Life Insurance
Company
1295 State Street
Springfield, MA 01111
Attn: Philip Wellman
(800) 767-1000
Barings LLC
300 South Tryon St., Suite 2500
Charlotte, NC 28202
Attn:  Ashlee Steinnerd
(704) 805-7200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (the ?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 06762A102


1.
Names of Reporting Persons
I.R.S. Identification Nos. Of Above Persons (Entities Only)
Massachusetts Mutual Life Insurance Company
04-1590850


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Source of Funds (See Instructions)
WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)   ?


6.
Citizenship or Place of Organization
Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
Sole Voting Power
 0



8.
Shared Voting Power
2,858,949



9.
Sole Dispositive Power
  0



10.
Shared Dispositive Power
2,858,949


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,858,949 (1)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)   ?


13.
Percent of Class Represented by Amount in Row (11)
37.07% (2)


14.
Type of Reporting Person (See Instructions)
IC
(1) Massachusetts Mutual Life Insurance Company (?MassMutual?), a Massachusetts corporation, is the direct beneficial owner of 2,716,001.55 Shares of common stock (?Shares?). C.M. Life Insurance Company, a wholly-owned subsidiary of MassMutual, beneficially owns 142,947.45 Shares which may also be deemed to be indirectly owned by MassMutual. Such Shares are all held in one or more advisory accounts. Barings LLC (?Barings?), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of these shares.
(2) The referenced securities are equity securities, which the Reporting Persons are informed, represent, in the aggregate, 37.07% of the equity securities of the Issuer.
CUSIP No. 06762A102


1.
Names of Reporting Persons
I.R.S. Identification Nos. Of Above Persons (Entities Only)
Barings LLC
04-1054788


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Source of Funds (See Instructions)
AF


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)   ?


6.
Citizenship or Place of Organization
Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
Sole Voting Power
 0



8.
Shared Voting Power
2,858,949



9.
Sole Dispositive Power
  0



10.
Shared Dispositive Power
2,858,949


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
 2,858,949 (1)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)   ?


13.
Percent of Class Represented by Amount in Row (11)
37.07% (2)


14.
Type of Reporting Person (See Instructions)
IA
(1) Massachusetts Mutual Life Insurance Company (?MassMutual?), a Massachusetts corporation, is the direct beneficial owner of 2,716,001.55 shares of common stock (?Shares?) which are held in one or more advisory accounts. C.M. Life Insurance Company (?C.M. Life?), a Connecticut life insurance company, is the direct beneficial owner of 142,947.45 shares, which are held in one or more advisory accounts. Barings LLC (?Barings?), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to MassMutual?s and C.M. Life?s advisory accounts, and as such may also be deemed to be the beneficial owner of these shares.
(2) The referenced securities are equity securities, which the Reporting Persons are informed, represent, in the aggregate, 37.07% of the equity securities of the Issuer.

Item
1.
Security and Issuer

This statement on Schedule 13D (?Schedule 13D?) relates to the shares of common stock, $0.001 par value per share (?Shares?), of Barings Capital Investment Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the ?Issuer?). The address of the principal executive office of the Issuer is 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.


Item
2.
Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the ?Exchange Act?), by the persons listed below (the ?Reporting Persons?):
(1)	Barings LLC (?Barings?) is a limited liability company
incorporated under the laws of Delaware. The address of its principal executive office is 300 South Tryon Street, Suite
2500, Charlotte, North Carolina 28202. Barings is an
entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors that acts as the external investment adviser of the Issuer. Massachusetts Mutual Life Insurance
Company indirectly owns 100% of the outstanding limited
liability company interests of Barings.
(2)	Massachusetts Mutual Life Insurance Company (?MassMutual?)
is a corporation incorporated under the laws of Massachusetts.
The address of its principal executive office is 1295 State
Street, Springfield, Massachusetts 01111. MassMutual is a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance and long-term care insurance.
The officers and managers of Barings, who are all citizens of the United States, are as follows:
Officers
Michael D. Freno, Chief Executive Officer, Chairman of the Board of Managers, and President
Patrick L. Hoefling, Chief Financial Officer
Steven G. Boehm, Chief Operating Officer
Sheldon M. Francis, Chief Legal Officer and Chief Administrative
Officer
Christopher A. DeFrancis, Chief Compliance Officer
Jill E. Dinerman, Global Corporate Secretary

Managers
Michael D. Freno, Chairman
Roger W. Crandall
Elizabeth Ward Chicares
M. Timothy Corbett
Geoffrey J. Craddock
Michael O?Connor
Susan M. Cicco
Sears A. Merritt
The business address of each of Barings? officers and managers is c/o Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.
The officers and directors of MassMutual, who are all citizens of the United States unless stated otherwise, are as follows:
Officers
Roger W. Crandall, Chairman, President and Chief Executive Officer Susan M. Cicco, Head of Human Resources and Employee Experience
M. Timothy Corbett, Chief Investment Officer
Michael Fanning, Head of MassMutual U.S.
Pia Flanagan, Chief of Staff to the CEO
Geoffrey J. Craddock, Chief Risk Officer
Michael O?Connor, General Counsel
Gareth Ross, Head of Enterprise Technology and Experience
Elizabeth Ward, Chief Financial Officer
Eddie Ahmed, Head of MassMutual International
Michael D. Freno, Chairman and Chief Executive Officer, Barings LLC
Directors
Roger W. Crandall
Karen Bechtel
Mark T. Bertolini
Kathleen A. Corbet
James H. DeGraffenreidt, Jr.
H. Todd Stitzer
Isabella D. Goren
Shelley B. Leibowitz
Jeffrey M. Leiden, M.D., Ph.D.
Laura J. Sen
William T. Spitz
The business address of each of MassMutual?s officers and managers is c/o Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.
During the last five years, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the persons named above) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item
3.
Source and Amount of Funds or Other Consideration

On July 13, 2020, August 10, 2020, January 25, 2021, and January 28, 2021, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired the Shares at an aggregate purchase price of $55,977,456.10, through private placement transactions (the ?Private Placement?) pursuant to a subscription agreement (the ?Subscription Agreement?) between the Issuer and MassMutual. The funds used in such a purchase were directly or indirectly from the working capital of MassMutual.
Item
4.
Purpose of Transaction

All of the Shares reported herein were acquired for investment purposes. Pursuant to the Subscription Agreement, MassMutual is committed to acquire additional shares of Common stock as capital is drawn by the Issuer in accordance with the terms and conditions set forth in the Subscription Agreement. MassMutual may make additional purchases of the Issuer?s securities in private transactions or otherwise depending on the Issuer?s business, prospects and financial condition, the market for the Issuer?s securities, general economic conditions, money and stock market conditions and other future developments.
The Reporting Persons do not at the present time have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain the right to modify plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item
5.
Interest in Securities of the Issuer

(a) As of January 28, 2021, MassMutual may be deemed to have beneficially own the 2,858,949 Shares referenced herein. The Reporting Persons are informed, such securities represent, in the aggregate, 37.07% of the equity securities of the Issuer.
As of January 28, 2021, Barings may be deemed to have beneficially own the 2,858,949 Shares referenced herein. The Reporting Persons are informed, such securities represent, in the aggregate, 37.07% of the equity securities of the Issuer.
(b) MassMutual has shared power with Barings to vote and dispose of the 2,858,949 Shares for which it is deemed the beneficial owner. Barings has shared power with MassMutual and C.M. Life to vote and dispose of the 2,858,949 Shares for which it is deemed the beneficial owner.
 (c) All of the Shares reported herein were acquired in the Private Placement. On July 13, 2020, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired 890,743.75 Shares at a funding price of $17,814,875. On August 10, 2020, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired 882,361.32 Shares at a funding price of $17,814,875. On January 25, 2021, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired 766,807.51 Shares at a funding price of $16,547,706.10. On January 28, 2021, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired 2,716,001.55 Shares at a funding price of $3,800,000.00.

 (d)    Not Applicable.
 (e)    Not Applicable.

Item
6
Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer

As discussed in Item 3, Item 4 and Item 5 herein, MassMutual has entered into the Subscription Agreement related to the Shares, a form of which is attached herein as Exhibit 2 and the terms of which are hereby incorporated by reference.
Item
7.

Material to Be Filed as Exhibits
Exhibit 1 ? Joint Filing Agreement dated January 28, 2021 among the Reporting Persons.
Exhibit 2 ? Form of Subscription Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form 10 (File No. 000-56180) filed with the SEC by Barings Capital
Investment Corp. on June 26, 2020)




Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY


By:	/s/	Philip Wellman
	Name:	Philip Wellman
	Title: 	Head of Mutual
Funds & RIA Compliance

BARINGS LLC


By:	/s/	Melissa LaGrant
	Name:	Melissa LaGrant
	Title: 	Managing Director

Dated:  January 28, 2021




EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.



MASSACHUSETTS MUTUAL LIFE INSURANCE
COMPANY

Date: January 28, 2021
/s/ Philip Wellman

Signature



Philip Wellman

Head of Mutual Funds & RIA
Compliance

Name/Title


BARINGS  LLC

Date: January 28, 2021
/s/ Melissa LaGrant

Signature



Melissa LaGrant

Managing Director

Name/Title





EXHIBIT 2
SUBSCRIPTION AGREEMENT



BARINGS CAPITAL INVESTMENT CORPORATION
SUBSCRIPTION AGREEMENT



THE SHARES OF BARINGS CAPITAL INVESTMENT CORPORATION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATES OR OTHER JURISDICTIONS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND THE REGISTRATION AND QUALIFICATION REQUIREMENTS OF SUCH LAWS. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH LAWS PURSUANT TO REGISTRATION, QUALIFICATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE OR OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
SUBSCRIPTION AGREEMENT
Barings Capital Investment Corporation
300 South Tryon Street
Suite 2500
Charlotte, North Carolina 28202

Ladies and Gentlemen:
This Subscription Agreement (?Subscription Agreement?) is being executed and delivered in connection with the subscription by the undersigned (the ?Subscriber?) to purchase the number of shares of common stock, par value $0.001 per share (the
?Shares?), of Barings Capital Investment Corporation, a Maryland corporation (the ?Company?), through periodic calls of all or a portion of capital amounts of the Subscriber?s aggregate capital commitment (the ?Capital Commitment?) in the amount set forth on the signature page below.  Capitalized terms used herein shall have the same meanings herein as defined in the Company?s
Confidential Private Placement Memorandum, as amended, restated
and/or supplemented (the ?Memorandum?), unless otherwise defined herein.
In addition to completing and signing the signature page to this Subscription Agreement, each Subscriber must complete any necessary attachments contained in this package (such
attachments, together with the Subscription Agreement, the ?Subscription Documents?) in the manner described below. For purposes of these Subscription Documents, the ?Subscriber? is the person or entity for whose account the Shares will be
purchased and that can satisfy the representations and
warranties set forth in the Subscription Documents. Another
person or entity with investment authority may execute the Subscription Documents on behalf of the Subscriber, but should indicate the capacity in which it is doing so and the name of the Subscriber. All appendices to this Subscription Agreement are incorporated by reference herein.
(a)	Investor Questionnaire.  Complete Appendix A attached to
this Subscription Agreement.
(b) 	Tax Forms.  Fill in and sign and date the attached Form W-
9. Each non-U.S. investor is required to fill in and date the relevant Form(s) W-8 (W-8BEN, W-8IMY, W-8ECI or W-8EXP), as applicable, in accordance with the instructions to such Form. In the event that any applicable reduction or exemption from U.S.
federal withholding tax is claimed, each Subscriber is required to provide all applicable attachments or addendums as required to claim such exemption or reduction.
(c)	Evidence of Authorization.  Each Subscriber must provide
satisfactory evidence of authorization and may be required to submit further information for ?know your customer? and anti-
money laundering purposes.
(i)	For Corporations: certified documentation evidencing
the corporation?s existence and certified corporate
resolutions authorizing the subscription and identifying
the corporate officer empowered to sign the Subscription
Documents.
(ii)	For Partnerships: certified documentation evidencing
the partnership?s existence, and a certified copy of the
partnership agreement (which, in the case of a limited
partnership, identifies the general partner(s)).
(iii)	For Limited Liability Companies: certified
documentation evidencing the limited liability company?s
existence, and a certified copy of the limited liability
operating agreement identifying the manager or managing
member, as applicable, empowered to sign the Subscription
Documents.
(iv)	For Trusts: a copy of the trust agreement.
(v)	For Employee Benefit Plans: a certificate of an
appropriate officer certifying that the subscription has
been authorized and identifying the individual empowered to
sign the Subscription Documents.
(d)	Delivery of Subscription Documents.  Subscriber shall
execute and complete two (2) original copies of the Subscription Agreement and all of the documents referred to in clauses (a)
through (c) above. One (1) copy of the executed and completed copy of the Subscription Agreement shall be delivered
electronically to the Company at BaringsCOB@Barings.com and one
(1) copy of the executed and completed original copy of the Subscription Agreement shall be delivered to the Company?s transfer agent, State Street Transfer Agency, 1 Heritage Drive,
MAILSTOP: OHD0100, North Quincy, MA 02171.
(e)	Acceptance by the Company.  If the Company accepts the
Subscriber?s subscription (in whole or in part), a fully
executed set of the Subscription Documents will be returned to the Subscriber. The Company may accept and countersign this Subscription Agreement (in whole or in part) at any time.
      1.	Subscription.
      (a)	The Subscriber acknowledges and agrees that this
subscription (i) is irrevocable on the part of the Subscriber,
(ii) is conditioned upon acceptance by the Company and (iii) may be accepted or rejected in whole or in part by the Company in its sole discretion at any time. The Subscriber agrees to be bound by all the terms and provisions of this Subscription
Agreement, the Memorandum, the Company?s bylaws, in the form attached hereto as Appendix C (as amended, the ?Bylaws?), the Company?s articles of incorporation, in the form attached hereto as Appendix D (as amended, the ?Charter?), the Investment
Advisory Agreement by and between Barings LLC (the ?Adviser?)
and the Company, in the form attached hereto as Appendix E (as amended, the ?Advisory Agreement?) and the Administration
Agreement by and between the Company and Barings LLC, the administrator (the ?Administrator?), in the form attached hereto as Appendix F (as amended, the ?Administration Agreement? and, together with the Memorandum, the Bylaws, the Charter and the
Advisory Agreement, the ?Operative Documents?) together with this Subscription Agreement.
      (b)	The Subscriber agrees to purchase Shares for an
aggregate purchase price equal to its Capital Commitment,
payable at such times and in such amounts as required by the
Company, under the terms and subject to the conditions set forth herein. The minimum Capital Commitment is $50,000, subject to the discretion of the Company to accept a lower amount.
      (c)	The Company will file or has filed a registration
statement on Form 10 (the ?Registration Statement?) for the registration of its common stock with the U.S. Securities and
Exchange Commission (the ?SEC?) under the Securities Exchange
Act of 1934, as amended (the ?Exchange Act?). The Registration Statement is not the offering document pursuant to which the
Company is conducting this offering of securities.  Accordingly, the Subscriber should rely exclusively on information contained in the Memorandum, together with reports the Company may file under the Exchange Act from time to time, in making its
investment decisions.  The Company expects to enter into
separate Subscription Agreements (the ?Other Subscription
Agreements? and, together with this Subscription Agreement, the ?Subscription Agreements?) with other investors (the ?Other Investors,? and together with the Subscriber, the ?Investors?), providing for the sale of Shares to the Other Investors. This Subscription Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to the undersigned and the Other Investors are to be separate sales.
      2.	Acceptance of Subscription; Closings.
This Subscription Agreement is made subject to the following terms and conditions:
      (a)	The Company shall have the right to accept or reject
the Subscriber?s subscription, in whole or in part, for any
reason, including, without limitation, (i) the inability of the Subscriber to meet the standards imposed by Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the ?Securities Act?) (ii)
the ineligibility of the Subscriber under applicable state or foreign securities laws or (iii) for any other reason.
      (b)	If the Subscriber?s subscription is accepted in part
and rejected in part, the Subscriber will be so notified and the Subscriber agrees to deliver promptly upon the Company?s request a new signature page to this Subscription Agreement with respect to which the Subscriber?s Capital Commitment shall be such
lesser amount as may be determined by the Company.
      (c)	If the Subscriber?s subscription is wholly rejected,
the executed copies of this Subscription Agreement will be
returned to the Subscriber.
      (d)	The closing of the subscription for the Shares by the
Subscriber (the ?Closing?) shall take place on the date that this Subscription Agreement (having been executed and fully
completed by the Subscriber) is accepted in whole or in part by the Company (such date being the date filled in by the Company on the signature page hereto).  On the date of the Company?s receipt of the Subscriber?s first Drawdown Purchase, assuming the Closing has taken place, the Subscriber shall be registered as a stockholder of the Company (a ?Stockholder?).
      (e)	The Subscriber agrees to provide any information
reasonably requested by the Company to verify the accuracy of the representations contained herein, including the Investor Questionnaire attached hereto as Appendix A (the ?Investor Questionnaire?) and the Certification of Beneficial Owner(s)
attached hereto as Appendix B.
      (f)	If the individual subscribing for Shares is investing
assets on behalf of an individual retirement account (an ?IRA?), the individual who established the IRA has signed the signature page of this Subscription Agreement and confirms that such
individual (i) has directed the custodian or trustee of the IRA to execute the acknowledgement on the signature page, which has been so executed, and (ii) has reviewed and hereby expressly certifies to the accuracy of the representations and warranties made herein with respect to the IRA and the individual
Subscriber.
      (g)	In the event that the Subscriber is permitted by the
Company to make an additional capital commitment to purchase
Shares on a date after its initial subscription has been
accepted, the Subscriber shall be required to enter into an
addendum to this Subscription Agreement covering such additional capital commitment.
      3.	Drawdowns.
      (a)	Subject to Section 3(d), the Subscriber agrees to
purchase Shares for an aggregate purchase price equal to its
Capital Commitment, payable at such times and in such amounts as required by the Company. The Subscriber shall be required to fund a capital contribution to purchase Shares (a ?Drawdown
Purchase?) each time the Company delivers a notice (the
?Drawdown Notice?) to the Subscriber. Drawdown Notices shall be delivered at least ten calendar days prior to the date on which payment will be due (each, a ?Drawdown Date?) and shall set forth the amount, in U.S. dollars, of the aggregate purchase price (the ?Drawdown Purchase Price?) to be paid by the
Subscriber to purchase Shares on such Drawdown Date.  Each
purchase of Shares pursuant to a Drawdown Notice will be made at a per Share price equal to the then-current NAV per Share (?NAV per Share?) as determined by the board of directors of the
Company (the ?Board?) pursuant to the procedures set forth in the Memorandum. However, the Company reserves the right to sell
Shares at a price set above the NAV per Share based on a variety of factors, including, without limitation, the total amount of the Company?s organizational and other expenses.  No Investor shall be required to invest more than the total amount of its
Capital Commitment.  For the avoidance of doubt, any reference herein to a capital contribution being required or a Drawdown
Notice being delivered by the Company shall be deemed to include such contribution being required or Drawdown Notice being
delivered by a lender or agent in respect of any Subscription
Facility as described in Section 5.
      (b)	Each Drawdown Purchase Price shall be payable, in U.S.
dollars and in immediately available funds per the wire transfer instructions set forth in such in Drawdown Notice. In addition to the wire transfer instructions, each Drawdown Notice shall set forth (i) the Drawdown Date, (ii) the aggregate amount of capital that is being drawn down from all Stockholders and (iii)
the Subscriber?s share of capital drawn.  The delivery of a
Drawdown Notice to the Subscriber shall be the sole and
exclusive condition to the Subscriber?s irrevocable and
unconditional obligation to pay such Drawdown Purchase Price in the amount set forth therein, without any right of offset,
reduction, counterclaim or defense.
      (c)	Concurrent with any payment of all or a portion of the
Drawdown Purchase Price, the Company shall issue to the
Subscriber a number of Shares equal to the amount of the
Drawdown Purchase Price funded by the Subscriber on the
applicable Drawdown Date divided by the NAV per Share as of such Drawdown Date. For the avoidance of doubt, the Company shall not issue Shares for any portion of the Subscriber?s Capital
Commitment that has not been paid to the Company and used to purchase Shares pursuant to one or more Drawdown Notices (the
?Undrawn Capital Commitment?).
      (d)	Upon termination of the period (the ?Commitment
Period?) beginning on the Closing and ending on the earliest of
(i) the completion of a ?Liquidity Event? (as defined below), or, (ii) the seven-year anniversary of the initial Closing and
(iii) a final, liquidating distribution to Investors of either
(X) cash proceeds from an orderly liquidation of the Company?s investments or (Y) securities or other assets of the Company as a distribution-in-kind, the Subscriber shall be released from any obligation to fund any portion of its Capital Commitment for which it has not received a Drawdown Notice prior to the
termination of the Commitment Period, except, in the case of termination of the Commitment Period pursuant to clauses (ii) or
(iii), to the extent necessary to (A) pay Company expenses,
including management fees, any amounts that may become due under any borrowings or other financings or similar obligations and any other liabilities, contingent or otherwise, in each case to the extent they relate to the Commitment Period, (B) complete investments in any transactions for which there are binding agreements as of the end of the Commitment Period (including investments that are funded in phases and revolver commitments),
(C) fund follow-on investments (including rescue capital) made in existing portfolio companies that, in the aggregate, do not exceed 10% of total commitments, (D) fund obligations under any Company guarantee or indemnity made during the Commitment Period and/or (E) fund any defaulted commitments. A ?Liquidity Event?
is defined as a corporate control transaction or similar event
(which may include a transaction with an affiliated entity,
including an affiliated BDC), such as a strategic sale of the
Company or all or substantially all of the Company?s assets to, or a merger with, another entity, for consideration in cash or publicly listed securities of such other entity (or a combination of cash and such publicly listed securities).
      (e)	The Subscriber acknowledges and agrees that the
Company intends to request contributions from all Investors with an Undrawn Capital Commitment pro rata in accordance with the
Capital Commitments of all investors with Undrawn Capital
Commitments; provided that the Company shall retain the right, if determined by the Company in its sole discretion, to require the Subscriber (i) to fund a Drawdown Purchase Price that is more or less than its pro rata share or (ii) to fund a Drawdown Purchase Price (but not require Other Investors to do so), in either case, in order to accelerate the fulfillment of the Subscriber?s Capital Commitment if less than 20% of the
Subscriber?s Capital Commitment remains undrawn, to seek to
equalize the percentage of the Subscriber?s total Capital
Commitment that has been contributed to the Company relative to the capital contributions of Other Investors, or to avoid any of the Default Remedy Limitations (as defined below) or for
regulatory, tax or other similar basis for distinguishing among Investors, including compliance with an Investor?s internal investment guidelines. The Subscriber acknowledges and agrees that the Company may, if determined by the Company in its sole discretion, from time to time require capital contributions from
Other Investors and not the Subscriber or vice versa.
Accordingly, Drawdown Notices may be issued only to selected investors and Stockholders (including or excluding the
Subscriber) from time to time and require a purchase of Shares by such investors in amounts determined by the Company in its sole discretion.
      (f)	Subsequent Closings. The Company may enter into Other
Subscription Agreements with Other Investors after the Closing, with any closing thereunder referred to as a ?Subsequent
Closing? and any Other Investor whose subscription has been
accepted at such Subsequent Closing referred to as a ?Subsequent Investor.? On one or more dates to be determined by the Company that occur on or following the Subsequent Closing (each such date, a ?Catch-Up Date?), each Subsequent Investor shall be
required to purchase from the Company a number of Shares with an aggregate purchase price necessary to ensure that, upon payment of the aggregate purchase price for such Shares by the
Subsequent Investor on such Catch-Up Date(s), such Subsequent Investor?s Invested Percentage (as defined below) shall be equal to the Invested Percentage of all prior Investors (other than any Defaulting Investor) (such amount, the ?Catch-Up Purchase
Price? and such purchase, the ?Catch-up Purchase?). Upon payment of all or a portion of the Catch-Up Purchase Price by the
Investor on a Catch-Up Date, the Company shall issue to each such Subsequent Investor a number of Shares determined by
dividing (x) the Catch-Up Purchase Price paid minus the
Organizational Expense Allocation (as defined below) by (y) the
NAV per Share as of a Catch-Up Date (determined prior to such issuance). Investors that make a Capital Commitment prior to any Subsequent Closing will not be required to fund Drawdown
Purchases on a Drawdown Date until all Subsequent Investors have made their entire Catch-up Purchase.  For the avoidance of
doubt, in the event that the Catch-Up Date and a Drawdown Date occur on the same calendar day, such Catch-Up Date and the
application of the provisions of this Section 3(f) shall be
deemed to have occurred immediately prior to the relevant
Drawdown Date. ?Invested Percentage? means, with respect to an Investor, the quotient determined by dividing (i) the aggregate amount of contributions made by such Investor by (ii) such
Investor?s Capital Commitment. ?Organizational Expense
Allocation? means, with respect to an Investor, (a) multiplied by (b), where: (a) equals (i) a fraction, the numerator of which is the total Capital Commitments received by the Company through such date (including the Investor?s), and the denominator of which is the total Capital Commitments received by the Company through such date (excluding the Investor?s), minus (ii) 1.00;
and (b) equals the total amount of organizational and offering expenses spent by the Company in connection with the Company?s formation and the offering described in the Memorandum.
      4.	Pledging.  Without limiting the generality of the
foregoing, the Subscriber specifically agrees and consents that the Company may, at any time, without further notice to or
consent from the Subscriber (except to the extent otherwise
provided in this Subscription Agreement), grant security over and, in connection therewith, transfer its right to draw down capital from the Subscriber pursuant to Section 3, and the
Company?s right to receive the Drawdown Purchase Price (and any related rights of the Company), to lenders or other creditors of the Company, in connection with any indebtedness, guarantee or surety of the Company; provided that, for the avoidance of
doubt, any such grantee?s right to draw down capital shall be subject to the limitations on the Company?s right to draw down capital pursuant to Section 3.
      5.	Indebtedness.  The Subscriber acknowledges that the
Company may incur indebtedness at any time and from time to
time, directly or indirectly through one or more subsidiaries
(or series of subsidiaries) to borrow against Subscribers
Capital Commitments, finance investments or to warehouse loans, including without limitation, one or more credit facilities to finance its investments. Those facilities may be secured by an assignment by way of security, pledge, charge, mortgage or other security interest, as the case may be, of or in (A) the Undrawn Capital Commitments, the proceeds of Drawdown Purchases and the right to receive capital contributions from the Subscriber and
Other Investors, (B) the Company?s right to make drawdowns on those Capital Commitments, deliver Drawdown Notices and receive the proceeds of Drawdown Purchases (including any powers of
attorney or other delegation of the right to deliver Drawdown Notices), and/or (C) any deposit or other account into which the proceeds of Drawdown Purchases will be deposited, and all claims, rights and interests that the Company may have relating to or arising from clause (A), clause (B) or this clause (C) (including the right to exercise any remedies of the Company under or related to this Subscription Agreement in respect of any such Drawdown Notice or Drawdown Purchase), which may be granted to a lender or an agent for such a lender pursuant to any loan or security documentation entered into between the
Company and any lender (any such facility described in this
sentence, a ?Subscription Facility?). The Subscriber may, upon request by the Company or the lender (if authorized to make such request under the relevant security documentation), be required to acknowledge the existence of a subscription credit facility, confirm the terms of the Subscriber?s Capital Commitment and the amount of its Unfunded Capital Commitment to the lender, to honor capital calls made by the lender or other credit party, to provide financial information reasonably requested by the lender and to execute other documents as may be reasonably requested in connection with obtaining such a facility. In connection with any such facility, the Subscriber agrees and acknowledges the following, for the benefit of the lenders: (1) it is and shall remain absolutely and unconditionally obligated to make Drawdown Purchases pursuant to Section 3 (including, without limitation, those required as a result of the failure of any Other Investor to advance funds with respect to a Drawdown Notice made pursuant to an agreement with the Other Investor), pro rata among all non-Defaulting Stockholders based on their respective Capital Commitments and not in excess of the Subscriber?s Capital
Commitment, without defense, counterclaim or offset (including without limitation any defense of fraud or mistake, or any
defense under Section 365 of the U.S. Bankruptcy Code but
excluding, for the avoidance of doubt, any defense available under this Subscription Agreement), all of which will, to the fullest extent permitted by law, be waived as against the
lenders (provided, however, that the foregoing waiver of
defenses shall be of no force or effect if and to the extent that the existence of the waiver would constitute or result in there being a prohibited transaction under the Employee
Retirement Income Security Act of 1974, as amended (?ERISA?) or
Section 4975 of the Code, each as defined below), (2) that all Drawdown Purchases made by the Subscriber in connection with a facility will be made to an account (in which such lenders may have a security interest under relevant security documentation)
as directed by the Company or the lenders (if authorized to make such direction under the relevant security documentation), and
(3) that any lender or credit party under a Subscription
Facility is extending credit to the Company in reliance on such Subscriber?s funding its Capital Commitments as such lender?s primary source of repayment.  For the avoidance of doubt, a
Drawdown Purchase made by the Subscriber upon the request of a lender shall reduce the Subscriber?s Capital Commitment and be treated in all respects in the same manner as a Drawdown
Purchase made upon the request of the Company. Notwithstanding anything in this Subscription Agreement to the contrary, the Subscriber acknowledges and agrees: (i) that any limitation with respect to any Capital Contribution shall not be applicable with respect to any Drawdown Notice the purpose of which is to repay amounts due under a Subscription Facility, regardless of whether the related Drawdown Notice is issued by the Company or any
lender or credit party under the Subscription Facility; and (ii)
if such Subscriber is entitled to withdraw from the Company
pursuant to any provision of this Subscription Agreement, prior to the effectiveness of such withdrawal, such Subscriber shall be obligated to fund its pro rata share of Drawdown Purchases necessary to cure any borrowing base default under the terms of any Subscription Facility as a direct or indirect result of such withdrawal.
      6.	Dividends; Dividend Reinvestment Plan.  As described
more fully in the Memorandum, the Company generally intends to distribute on a quarterly basis, out of assets legally available for distribution, substantially all of its available earnings in such amount so the Company will not have to pay corporate-level income tax, subject to the discretion of the Board.  The Company has adopted a dividend reinvestment plan, as may be amended (the ?Dividend Reinvestment Plan?), pursuant to which the Company shall reinvest all cash distributions declared by the Board on behalf of any Stockholder, other than any Stockholder that has affirmatively elected to opt out of the Dividend Reinvestment
Plan, in exchange for such Stockholder receiving a number of newly issued Shares equal to the quotient determined by dividing the total dollar amount of the distribution payable to such Stockholder by the NAV per Share as of the last day of the fiscal quarter immediately preceding the date such distribution was declared. The Subscriber may opt out of the Dividend
Reinvestment Plan in the Investor Questionnaire. An election to opt-out or to opt-in to the Dividend Reinvestment Plan may be
altered in accordance with the Company?s Dividend Reinvestment
Plan.  The Subscriber acknowledges and agrees that any
distributions received by the Subscriber or reinvested by the
Company on the Subscriber?s behalf pursuant to the Dividend Reinvestment Plan shall have no effect on the amount of the Subscriber?s Undrawn Capital Commitment.
      7.	Remedies Upon Drawdown Purchase Price Default.  In the
event that the Subscriber fails to pay all or any portion of the Drawdown Purchase Price due from the Subscriber on any Drawdown
Date (such amount, together with the amount of the Subscriber?s Undrawn Capital Commitment, a ?Defaulted Commitment?) and such default remains uncured for a period of ten calendar days, then the Company shall be permitted to declare the Subscriber to be in default on its obligations under this Subscription Agreement
(in such capacity, a ?Defaulting Investor? and, collectively with any Other Investors declared to be in default, the
?Defaulting Stockholders?) and shall be permitted to pursue one or any combination of the following remedies:
      (a)	Participation in Future Drawdowns.  The Company may
prohibit the Defaulting Investor from purchasing additional
Shares on any future Drawdown Date.
      (b)	Forfeiture of Shares.  One-fourth of the Shares then
held by the Defaulting Investor may be automatically forfeited and transferred on the books of the Company to the Other
Investors (other than any other Defaulting Stockholders), pro rata in accordance with their respective number of shares held; provided that no Shares shall be transferred to any Other
Investor pursuant to this Section 6(b) in the event that such transfer would (i) violate the Securities Act, the 1940 Act or any state (or other jurisdiction) securities or ?blue sky? laws applicable to the Company or such transfer, (ii) constitute a non-exempt ?prohibited transaction? under Section 406 of ERISA, or Section 4975 of the U.S. Internal Revenue Code of 1986, as
amended (the ?Code?), or (iii) cause all or any portion of the assets of the Company to constitute ?plan assets? under ERISA or
Section 4975 of the Code (the ?Default Remedy Limitations?) (it
being understood that this proviso shall operate only to the extent necessary to avoid the occurrence of the consequences contemplated herein and shall not prevent any Other Investor from receiving a partial allocation of its pro rata portion of Shares); and provided, further, that any Shares that have not been transferred to one or more Other Investors pursuant to the previous proviso shall be allocated among the participating
Other Investors pro rata in accordance with their respective number of shares held.  The mechanism described in this Section
7(b) is intended to operate as a liquidated damage provision since the damage to the Company and the Other Investors
resulting from a default by the Defaulting Investor is both significant and not easily susceptible to precise quantification. By entry into this Subscription Agreement, the Subscriber agrees to this Section 7(b) and acknowledges that the automatic transfer of one-third of its Shares constitutes a reasonable liquidated damages remedy for any default of the Subscriber?s obligations to fund a Drawdown Purchase Price.
      (c)	Inability to Vote.  To the maximum extent permitted by
applicable law, the Defaulting Investor hereby makes,
constitutes and appoints the Company with full power of
substitution, its true and lawful proxy to exercise all voting and other rights of such Defaulting Investor with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in exact proportion to the votes or consents cast by Stockholders other than Defaulting Stockholders or, in the absence of any such Stockholders, in the discretion of the proxy.
      (d)	Other Remedies.  The Company may pursue any other
remedies against the Defaulting Investor available to the
Company at law or in equity.  No course of dealing between the
Company and any Defaulting Stockholder and no delay in
exercising any right, power or remedy conferred in this Section
7 or now or hereafter existing at law or in equity or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy.  In addition to the foregoing, the Company may in its discretion institute a lawsuit against the Defaulting
Investor for specific performance of its obligation to pay any Drawdown Purchase Price and any other payments to be made by the Defaulting Investor pursuant to this Subscription Agreement and to collect any overdue amounts hereunder.  Notwithstanding any other provision of this Subscription Agreement, the Subscriber agrees (i) to pay on demand all costs and expenses (including attorneys? fees) incurred by or on behalf of the Company in connection with the enforcement of this Subscription Agreement against the Subscriber sustained as a result of any default by the Subscriber and (ii) that any such payment shall not
constitute payment of a Drawdown Purchase Price or reduce the Subscriber?s Capital Commitment.
The Subscriber agrees that this Section 7 is solely for the
benefit of the Company and shall be interpreted by the Company against the Defaulting Investor in the discretion of the
Company.  The Subscriber further agrees that the Subscriber
cannot and will not seek to enforce this Section 7 against the
Company or any other investor in the Company.
      8.	Representations and Warranties of the Subscriber.
The Subscriber represents and warrants as follows:
      (a)	Private Placement.
      (i)	The Subscriber understands that the offering and
sale of the Shares are intended to be exempt from
registration under the Securities Act, applicable U.S.
state securities laws and the laws of any non-U.S.
jurisdictions by virtue of the private placement exemption
from registration provided in Section 4(a)(2) of the
Securities Act, exemptions under applicable U.S. state
securities laws and exemptions under the laws of any non-
U.S. jurisdictions, and the Subscriber agrees that any
Shares acquired by the Subscriber may not be Transferred
(as defined below) in any manner that would require the
Company to register the Shares under the Securities Act,
under any U.S. state securities laws or under the laws of
any non-U.S. jurisdictions.  The Subscriber was offered the
Shares through private negotiations, not through any
general solicitation or general advertising.
      (ii)	The Subscriber understands that the Company
requires each investor in the Company to be an ?accredited
investor? as defined in Rule 501(a) of Regulation D of the
Securities Act (?Accredited Investor?), and the Subscriber
represents and warrants that it is an Accredited Investor.
      (iii)	The Subscriber understands that the offering and
sale of the Shares in non-U.S. jurisdictions may be subject
to additional restrictions and limitations and represents
and warrants that it is acquiring its Shares in compliance
with all applicable laws, rules, regulations and other
legal requirements applicable to the Subscriber, including
the legal requirements of jurisdictions in which the
Subscriber is resident and in which such acquisition is
being consummated.  In furtherance, and not in limitation,
of the foregoing, if the Subscriber is a resident of any of
the jurisdictions set forth in the Memorandum, the
Subscriber represents, warrants and covenants as specified
in the Memorandum hereto for such jurisdiction.
      (iv)	The Shares to be acquired hereunder are being
acquired by the Subscriber for the Subscriber?s own account
for investment purposes only and not with a view to resale
or distribution.  The Subscriber shall not, directly or
indirectly, Transfer all or any portion of such Shares (or
solicit any offers to buy, purchase or otherwise acquire or
take a pledge or charge of all or any part of such Shares)
except in accordance with (i) the registration provisions
of the Securities Act or an exemption from such
registration provisions, (ii) any applicable U.S. federal
or state or non-U.S. securities laws and (iii) the terms of
this Subscription Agreement and the Charter.  The
Subscriber understands that it may be required to bear the
economic risk of its investment in the Shares for a
substantial period of time because, among other reasons,
the offering and sale of the Shares have not been
registered under the Securities Act and, therefore, the
Shares cannot be sold other than through a privately
negotiated transaction unless they are subsequently
registered under the Securities Act or an exemption from
such registration is available.  ?Transfer? (or any
derivative thereof) shall mean to sell, offer for sale,
agree to sell, exchange, transfer, assign, pledge,
hypothecate, grant any option to purchase or otherwise
dispose of or agree to dispose of, in any case whether
directly or indirectly.
      (b)	The Subscriber is not subject to and is not aware of
any facts that would cause such Subscriber to be subject to any of the ?Bad Actor? disqualifications as described in Rule
506(d)(1)(i) to (viii) under the Securities Act.
      (c)	The Subscriber has received, read carefully in its
entirety, and understands the Memorandum. The Subscriber has consulted with its own attorney, accountant, investment adviser or other adviser with respect to the investment(s) contemplated hereby and its suitability for the Subscriber, and the
Subscriber understands and consents to the fees, risks and other considerations relating to the purchase of the Shares and an investment in the Company, including the fees outlined in the section titled ?Management Agreements? of the Memorandum and the risks and other considerations set forth in the sections titled
?Risk Factors? and ?Certain Relationships and Related Party Transactions? in the Memorandum. The Subscriber has had the opportunity to ask questions of and receive answers from representatives of the Company, all such questions have been answered to the Subscriber?s full satisfaction, and the
Subscriber has obtained any additional information concerning the Company sought by the Subscriber.  The Subscriber
acknowledges that no representations have been made to the
Subscriber in connection with its investment in the Company, other than the Offering Materials.
      (d)	The Subscriber has substantial knowledge and
experience in business and financial matters and is capable of evaluating the merits and risks of a purchase of the Shares.
The Subscriber understands that there can be no assurance that the Company will meet its investment objective or otherwise be able to successfully carry out its investment program.
      (e)	The Subscriber has the financial ability to bear the
economic risk of its investment in the Company (including the possible loss of its investment), has adequate means for
providing for its current needs and has no current need for
liquidity in connection with its purchase of the Shares.
      (f)	The purchase of the Shares by the Subscriber is
consistent with the general investment objectives of the
Subscriber.
      (g)	If the Subscriber is a natural person, the
Subscriber?s domicile and principal residence are at the address shown on the signature page below.  If the Subscriber is not a natural person, the Subscriber has its domicile, principal place of business, or principal office at the address shown on the signature page below.  The Subscriber received the Offering
Materials, the Operative Documents, and this Subscription
Agreement at the address of the Subscriber on the signature page below.
      (h)	The Subscriber is not an entity (including a qualified
retirement plan) in which a holder of an interest in the
Subscriber may decide whether or how much to invest through the Subscriber in various investment vehicles, including the
Company, unless the Subscriber has so notified the Company in writing.
      (i)	If the Subscriber is not a natural person, then,
unless the Subscriber has notified the Company in writing that the Subscriber was formed for the specific purpose of acquiring
Shares and all of the equity holders of the Subscriber are
accredited investors, the Subscriber?s Capital Commitment does not exceed 40% of the Subscriber?s assets. If at any time the Subscriber holds Shares, the Subscriber shall no longer be in compliance with the provisions of this Section 8(i), it shall promptly notify the Company.
      (j)	If the Subscriber is not a citizen of the United
States, or a resident of or entity created under the laws of any state of the United States (any such citizen, resident or entity being hereinafter called a ?Domestic Person?), the Subscriber is not purchasing the Shares on behalf of any Domestic Person, and the Subscriber has no present intention of becoming a Domestic
Person.
      (k)	If the Subscriber is a natural person, the Subscriber
is of legal age in its country or state of residence and has legal capacity to execute, deliver and perform its obligations under this Subscription Agreement and the Charter and to
subscribe for and purchase the Shares hereunder. If the
Subscriber is not a natural person, the Subscriber is an entity of the kind set forth under the applicable item of the Investor Questionnaire and has been duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of
organization, formation or incorporation, and the Subscriber has all requisite power and authority to execute, deliver and
perform its obligations under this Subscription Agreement and to subscribe for and purchase the Shares hereunder. The
Subscriber?s purchase of the Shares and its execution, delivery and performance of this Subscription Agreement (i) has been duly executed and delivered by the Subscriber, (ii) constitutes the legal, valid and binding obligation of the Subscriber (except
(A) as limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights and remedies of creditors generally, as from time to time in effect, (B) as limited by general principles of equity, and (C)
as the enforcement of remedies rests in the discretion of any court) and (iii) does not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture,
contract, agreement, instrument, judgment, decree, order,
statute, rule or regulation applicable to the Subscriber.
      (l)	The execution and delivery of this Subscription
Agreement, the consummation of the transactions contemplated hereby and under the Charter and the performance of the
Subscriber?s obligations hereunder and under the Charter do not and will not conflict with, or result in any violation of or default under, (i) if the Subscriber is not a natural person, any provision of any certificate of formation, certificate of incorporation, charter, by-laws, memorandum and articles of association, trust agreement, partnership agreement, limited liability company agreement or other organizational or governing instrument applicable to the Subscriber, (ii) any agreement or other instrument to which the Subscriber is a party or by which the Subscriber or any of its properties are bound, or (iii) any permit, franchise, judgment, decree, statute, writ, injunction, order, law, rule or regulation applicable to the Subscriber or to its business or properties.  In addition, the Subscriber
represents that its power of attorney contained in this
Subscription Agreement and to be exercised in connection with the Charter has been granted by the Subscriber, including as to the manner of any execution by the Subscriber, in compliance with all laws applicable to the Subscriber, including the laws of the state or jurisdiction in which the Subscriber executed this Subscription Agreement. The Subscriber has obtained all authorizations, consents, approvals and clearances of all courts, governmental agencies and authorities and such other persons, if any, required to permit the Subscriber to enter into this Subscription Agreement and to consummate the transactions contemplated hereby and thereby.
      (m)	The Subscriber understands that the Company intends to
file or has filed an election to be treated as a BDC under the
1940 Act and intends to elect or has elected to be treated as a ?regulated investment company? within the meaning of Section 851 of the Code for U.S. federal income tax purposes.  Pursuant to these elections, the Subscriber shall be required to furnish certain information to the Company as required under U.S.
Treasury Regulation ?1.852-6(a) and other regulations. If the Subscriber is unable or refuses to provide such information directly to the Company, the Subscriber understands that it
shall be required to include additional information on its
income tax return as provided in U.S. Treasury Regulation ?
1.852-7.
      (n)	The Subscriber:  (i) is not registered or required to
be registered as an ?investment company? under the 1940 Act;
(ii) has not elected to be regulated as a BDC under the 1940
Act; and (iii) either (A) is not relying on the exception from the definition of ?investment company? under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder or (B) is
otherwise permitted to acquire and hold more than 3% of the outstanding voting securities of a BDC.
      (o)	ERISA Matters.  If the Subscriber is or will be (x) an
?employee benefit plan? as defined in Section 3(3) of ERISA, that is subject to ERISA, (y) a ?plan? described in Section
4975(e)(1) of the Code, that is subject to Section 4975 of the
Code, or (z) an entity that is, or is deemed to be, using ?plan assets? for purposes of ERISA or Section 4975 of the Code to purchase or hold its investments (each of the foregoing, a
?Plan?), the Subscriber has so indicated in, and has completed each applicable question in, the Investor Questionnaire, and the Subscriber represents, warrants and agrees that:
      (i)	the acquisition and the subsequent holding of
Shares do not and will not constitute a non-exempt
?prohibited transaction? within the meaning of Section 406
of ERISA or Section 4975 of the Code;
      (ii)	the decision to acquire Shares was made by a
?fiduciary? of the Plan, within the meaning of Section
3(21) of ERISA or Section 4975(e)(3) of the Code (the ?Plan Fiduciary?), that is independent of the Company, the
Adviser and their respective employees, representatives and affiliates, is qualified to make investment decisions on behalf of the Plan and has authorized the Subscriber?s
investment in the Company;
      (iii)	the Subscriber?s investment in Shares conforms in
all respects to the documents governing the Plan and
complies with all applicable requirements of ERISA and
Section 4975 of the Code;
      (iv)	the Plan Fiduciary has been informed about the
fee structure of the Company, including the incentive fee
component, and has concluded that such fees are reasonable
and the investment in the Company otherwise constitutes a
reasonable contract or arrangement, and the Subscriber
acknowledges and agrees that none of the Adviser or its
employees, representatives or affiliates have any
discretion, or are otherwise acting in a fiduciary capacity
with respect to the Plan?s investment in the Company,
whether pursuant to the provisions of ERISA, Section 4975
of the Code or otherwise, and, without limiting the
generality of the foregoing, the Subscriber has not relied
on, and is not relying on, any investment advice or
recommendation of any such person with respect to the
Plan?s investment in the Company;
      (v)	the Subscriber acknowledges and agrees that the
Company has the authority to require the redemption,
withdrawal or other cancellation of any Shares if it is
determined that the continued holding of such Shares could
result in the Company, the Adviser or the Administrator
being subject to the provisions of Title I of ERISA or
Section 4975 of the Code; and
      (vi)	without limiting the remedies in the event of a
breach, the Subscriber agrees promptly to provide to the
Company such information as the Company may from time to
time reasonably request for purposes of determining whether
the assets of the Company are ?plan assets? within the
meaning of ERISA or Section 4975 of the Code and any other
matters relating to ERISA or compliance with ERISA arising
in connection with the Subscriber?s investment in the
Company, or the operation or investments of the Company.
The representations and warranties set forth in this Section
8(o) shall be deemed repeated and reaffirmed on each day the Subscriber holds Shares. Without limiting the remedies available in the event of a breach, if at any time the
representations and warranties set forth in this Section 8(o)
shall cease to be true, including because there is a change in the Subscriber?s Plan status or the percentage of assets that constitute ?plan assets? subject to the provisions of Title I of
ERISA or Section 4975 of the Code, the Subscriber shall promptly notify the Company in writing.
      (p)	The Subscriber has notified, or shall promptly notify,
the Company if the Subscriber is or becomes a person that may be disqualified from participating in the Company?s acquisition of Securities sold in a public offering under Rules 5130 an 5131 of the Financial Industry Regulatory Authority, as in effect from time to time.
      (q)	If the Subscriber is a partnership or any other entity
that is treated as a partnership for U.S. income tax purposes, a grantor trust within the meaning of Sections 671-679 of the
Code, or a S corporation within the meaning of Section 1361 of the Code, the Subscriber represents that at no time during the term of the Company will 65% or more of the value of any
beneficial owner?s direct or indirect interest in the Subscriber be attributable to the Subscriber?s interest in the Company.
Except as otherwise disclosed to the Company in writing, the Subscriber is not disregarded as an entity separate from its owner within the meaning of Treasury Regulation Section
301.7701-3.
      (r)	None of the information concerning the Subscriber nor
any statement, certification, representation or warranty made by the Subscriber in this Subscription Agreement or in any document required to be provided under this Subscription Agreement
(including the Investor Questionnaire and any Form W-9 or the relevant Forms W-8 (W-8BEN, W-8IMY, W-8ECI or W-8EXP), as
applicable, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein not misleading.
      (s)	The Subscriber agrees to provide such information and
execute and deliver such documents as the Company may reasonably request to verify the accuracy of the Subscriber?s representations and warranties herein or to comply with any law or regulation to which the Company, the Adviser, the
Administrator or a portfolio company of the Company may be
subject.
      (t)	The Subscriber, if an individual, has read carefully
in its entirety, and understands and agrees with, the Company?s Privacy Policies and Practices attached hereto as Appendix G.
      (u)	The Subscriber agrees that the foregoing
certifications, representations, warranties, covenants and
agreements shall survive the acceptance of this Subscription Agreement, each Drawdown Date and the dissolution of the
Company, without limitation as to time. Without limiting the foregoing, the Subscriber agrees to give the Company prompt written notice in the event that any statement, certification, representation or warranty of the Subscriber contained in this
Section 8 or any information provided by the Subscriber herein or in any document required to be provided under this
Subscription Agreement (including the Investor Questionnaire and any Form W-9 or Forms W-8 (W-8BEN, W-8IMY, W-8ECI or W-8EXP), as applicable, ceases to be true at any time following the date hereof.
      9.	Representations and Warranties of the Company.
The Company represents and warrants as follows (in reliance, where applicable, on the representations and warranties of the Subscriber contained in this Subscription Agreement and the representations and warranties of the Other Investors):
      (a)	The Company is duly organized and validly existing as
a corporation under the laws of the State of Maryland, and has all requisite corporate power to conduct the business in which it proposes to engage as described in the Memorandum.
      (b)	No consent, approval or authorization of, or filing or
registration with, any governmental authority on the part of the Company is required for the execution and delivery of this Subscription Agreement by it, or the issuance of Shares as contemplated thereby, except for any consents, approvals, authorizations or filings which are required under any applicable securities laws (federal, state or foreign) and which have been made or obtained prior to the Closing or are made or obtained hereafter within the time prescribed by law. All action required to be taken by the Company as a condition to the issuance and sale of the Shares will have been taken at or before the Closing.  The execution and delivery of this
Subscription Agreement by the Company will not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the
Company. Upon execution and delivery by the Company, this Subscription Agreement (i) will have been duly executed and delivered by the Company, and (ii) will constitute the legal, valid and binding obligation of the Company, except (A) as
limited by any applicable bankruptcy, insolvency,
reorganization, moratorium or other laws affecting the rights and remedies of creditors generally, as from time to time in effect, (B) as limited by general principles of equity and
(C) as the enforcement of remedies rests in the discretion of any court.
      10.	Additional Limitations on Transfer of Capital
Commitments and Shares.
      (a)	General Restrictions on Transfer.
      (i)	The Subscriber may not Transfer its Capital
Commitment.  Prior to any Liquidity Event, the Subscriber
may not Transfer any of its Shares unless the Transfer is
made in accordance with applicable securities laws and is
otherwise in compliance with the transfer restrictions set
forth in Appendix H.  Each transferee must agree to be
bound by these restrictions and all other obligations as an
investor in the Company.
      (ii)	The Subscriber acknowledges that the Subscriber
is aware and understands that there are other substantial
restrictions on the transferability of its Capital
Commitment or Shares under this Subscription Agreement, the
Charter and applicable law, including the fact that (A)
there is no established market for the Shares and the
Company expects that no public market for the Shares will
develop; (B) the Shares are not currently, and Stockholders
have no rights to require that the Shares be, registered
under the Securities Act or the securities laws of the
various states or any non-U.S. jurisdiction and therefore
cannot be Transferred unless subsequently registered or
unless an exemption from such registration is available;
and (C) the Subscriber may have to hold the Shares herein
subscribed for and bear the economic risk of this
investment indefinitely, and it may not be possible for the
Subscriber to liquidate its investment in the Company.
      11.	Compliance with Specific Laws.
      (a)	Anti-Money Laundering.
      (i)	Neither the Subscriber, nor any of its affiliates
or beneficial owners nor any person for whom the Subscriber
is acting as agent or nominee, (A) appears on the list of
Specially Designated Nationals and Blocked Persons
maintained by the Office of Foreign Assets Control of the
U.S. Department of the Treasury (?OFAC?), the list of
Foreign Sanctions Evaders maintained by OFAC, or any other
lists of restricted parties maintained by the U.S.
Government, nor are they otherwise a party with which any
entity is prohibited to deal under the laws of the United
States, (B) is a senior foreign political figure or any
immediate family member or close associate of a senior
foreign political figure or (C) is identified as a
terrorist organization on any other relevant lists
maintained by governmental authorities.  The Subscriber
further represents and warrants that the monies used to
fund the investment in the Shares are not derived from,
invested for the benefit of, or related in any way to, and
that no monies or dividends received as a result of the
investment in the Shares will be provided to or for the
benefit of, the governments of, or persons within, any
country (1) under a U.S. embargo enforced by OFAC, (2) that
has been designated as a ?non-cooperative country or
territory? by the U.S. Financial Action Task Force on Money
Laundering or (3) that has been designated by the U.S.
Secretary of the Treasury as a ?primary money laundering
concern.?  The Subscriber further represents and warrants
that the Subscriber: (x) has conducted thorough due
diligence with respect to all of its beneficial owners, (y)
has established the identities of all beneficial owners and
the source of each of the beneficial owner?s funds and (z)
will retain evidence of any such identities, any such
source of funds and any such due diligence.  The Subscriber
further represents and warrants that the Subscriber does
not know or have any reason to suspect that (I) the monies
used to fund the Subscriber?s investment in the Shares have
been or will be derived from or related to any illegal
activities, including money laundering activities and all
Capital Contributions by the Subscriber were not, and will
not be, directly or indirectly derived from activities that
may contravene federal, state or international laws and
regulations, including anti-money laundering laws and
regulations, and (II) the proceeds from the Subscriber?s
investment in the Shares will be used to finance any
illegal activities.  Subscriber represents that all
evidence of identity provided is genuine.
      (ii)	The Subscriber shall provide to the Company at
any time such information as the Company determines to be
necessary or appropriate (A) to comply with the anti-money
laundering laws, rules and regulations of any applicable
jurisdiction and (B) to respond to requests for information
concerning the identity of such Subscriber from any
governmental authority, self-regulatory organization or
financial institution in connection with its anti-money
laundering compliance procedures (which, notwithstanding
anything in the Company?s privacy policies and/or Section
18 of this Subscription Agreement to the contrary, may then
be disclosed to such persons), or to update such
information.  Such information may include, with respect to
any Subscriber that is a natural person, the Subscriber?s
full legal name, date of birth, residential street address
and identification number.  The Subscriber hereby
represents that the Subscriber is in compliance with all
such laws.  Failure to provide such information upon
request may result in the compulsory redemption of the
Subscriber?s Shares.  Subscriber represents that all
evidence of identity provided is genuine.
      (iii)	To comply with applicable U.S. anti-money
laundering laws and regulations, all payments and
contributions by the Subscriber to the Company, and all
payments and distributions to the Subscriber, shall only be
made in the Subscriber?s name and to and from a bank
account of a bank based or incorporated in or formed under
the laws of the United States or that is regulated in and
either based or incorporated in or formed under the laws of
the United States and that is not a ?foreign shell bank?
within the meaning of the U.S. Bank Secrecy Act (31 U.S.C.
? 5311 et seq.), as amended, and the regulations
promulgated thereunder by the U.S. Department of the
Treasury, as such regulations may be amended.
      (b)	Affirmation.  The representations and warranties set
forth in this Section 11 shall be deemed repeated and reaffirmed by the Subscriber to the Company as of each date that the
Subscriber is required to make a Drawdown Purchase or other
payment to, or receives dividends or other distributions from
(even if such distribution is reinvested pursuant to the
Dividend Reinvestment Plan), the Company.  If at any time during the term of the Company, the representations and warranties set forth in this Section 11 cease to be true, the Subscriber shall promptly so notify the Company in writing.
      (c)	Remedies for Failure to Comply with Section 11.  The
Subscriber understands and agrees that the Company may not
accept any amounts from the Subscriber if the Subscriber cannot make the representations set forth in this Section 11, and may require the compulsory Transfer of the Subscriber?s Shares. In addition, the Subscriber understands and agrees that, in addition to the foregoing remedial measures in order to comply with governmental regulations or if the Company determines in its sole discretion that such action is in the best interests of the Company, the Company may ?freeze the account? of the
Subscriber, either by prohibiting additional investments in the Company by the Subscriber, refusing to process a distribution to the Subscriber or suspending other rights the Subscriber may have against the Company under this Subscription Agreement or under the Charter and the Bylaws.  The Company or the Adviser
may be required to report such action or confidential
information relating to the Subscriber (including disclosing the Subscriber?s identity) to regulatory authorities.
      12.	FATCA Compliance.  The Subscriber acknowledges and
agrees that, in order to comply with the provisions of the U.S. Foreign Account Tax Compliance Act (?FATCA?) and avoid the imposition of U.S. federal withholding tax, the Company and the Administrator may from time to time require further information or documentation from the Subscriber and, if and to the extent required under FATCA, the Subscriber?s direct and indirect beneficial owners (if any), relating to or establishing such person?s identity, residence (or jurisdiction of formation) and income tax status, and may provide or disclose such information and documentation to the U.S. Internal Revenue Service. The Subscriber agrees that it shall provide such information and documentation concerning itself and its beneficial owners (if any), as and when requested by the Company or the Administrator sufficient for the Company, as applicable, to comply with its obligations under FATCA. The Subscriber acknowledges that, if the Subscriber does not provide the information and
documentation requested by the Company, the Company may, at its sole option and in addition to all other remedies available at law or in equity, immediately redeem the Subscriber?s Shares or prohibit the Subscriber from purchasing additional Shares or participating in additional investments in the Company. The Subscriber hereby agrees to indemnify and hold harmless the
Company from any and all withholding taxes, interest, penalties and other losses or liabilities suffered by the Company on
account of the Subscriber not providing all requested
information and documentation in a timely manner.  The
Subscriber shall have no claim against the Company, the Adviser, the Administrator, or any of their respective affiliates for any form of damages or liability as a result of any of the
aforementioned actions.
      13.	Subscriber Information.
The Company reserves the right to request such information as is necessary to verify the identity of the Subscriber or as may reasonably be requested by the Company in connection with its operations, including such information requested by the Company in connection with entering into any borrowing or other
financing arrangement. The Subscriber shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the
Subscriber?s representations and warranties or as required for the Company?s operations.  In the event of delay or failure by the Subscriber to produce any information required for
verification purposes, or if otherwise required by law or
regulation, the Company may refuse to accept the Subscription or may refuse to process a distribution until proper information has been provided.
The Subscriber agrees further that the Company shall be held harmless and indemnified against any loss, claim, cost, damage or expense arising as a result of a failure to process any subscription or distribution if such information as has been required by the Company has not been provided by the Subscriber or which the Company may suffer as a result of any violations of law committed by the Subscriber.
      14.	Applicable Law.
This Subscription Agreement shall be governed by, and construed in accordance with, the law of the State of Maryland without regard to principles of conflicts of law.  EACH OF THE PARTIES
HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY
JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY,
TO THE FULLEST EXTENT PERMITTED BY LAW.
      15.	Notices.
All notices and other communications hereunder shall be in
writing and shall be sufficiently given if personally delivered or sent by postage prepaid, registered or certified mail, return receipt requested, or by overnight courier or by facsimile transmission with transmission confirmed, addressed as follows:
(i) if intended for the Company, to the Company?s principal
office and (ii) if intended for any Subscriber, to the address of such Subscriber set forth on the signature page hereto, or to such other address as the Company or such Subscriber, as
applicable, may designate by written notice.  Notices shall be deemed to have been given (i) when personally delivered (ii), if mailed, on the date on which received, or (iii) if sent by overnight courier or facsimile transmission, on the date on
which received; provided, that notices of a change of address shall not be deemed given until the actual receipt thereof. The provisions of this Section 15 shall not prohibit the giving of written notice in any other manner; any such written notice
shall be deemed given only when actually received.
      16.	Power of Attorney.
By executing this Subscription Agreement the Subscriber hereby makes, constitutes and appoints the Company with full power of substitution, its true and lawful attorney-in-fact, in its name, place and stead for its use and benefit, to approve, execute, acknowledge, swear to, file and record:
      (a)	any and all filings required to be made by the
Subscriber under the Exchange Act with respect to any of the
Company?s securities that may be deemed to be beneficially owned by the Subscriber under the Exchange Act;
      (b)	all certificates and other instruments deemed
advisable by the Company in order for the Company to enter into any borrowing or other financing arrangement and to grant any pledge or other security interest, including over the
Subscriber?s Capital Commitment or Shares, in connection
therewith;
      (c)	all certificates and other instruments deemed
advisable by the Company to comply with the provisions of this Subscription Agreement and applicable law or regulation to permit the Company to become or to continue as a BDC;
      (d)	all conveyances and other instruments necessary or
appropriate to effect the dissolution and liquidation of the
Company; and
      (e)	all other instruments or papers not inconsistent with
the terms of this Subscription Agreement that may be required by law to be filed on behalf of the Company
      (f)	any amendment or modification to any of the foregoing
and all other certificates, instruments and documents which said attorney-in-fact determines in its sole discretion are necessary or desirable to effectuate the provisions of this Subscription Agreement or any Other Subscription Agreements and the purposes of the Company.
      It is expressly acknowledged by the Subscriber that the foregoing power of attorney is coupled with an interest and shall survive death or legal incapacity of the Subscriber, and is irrevocable. Such power of attorney may be exercised by said attorney-in-fact either by signing separately as attorney-in-
fact for each of the Investors or by listing all the Investors with a single signature as attorney-in-fact for all of them.
Such power of attorney shall survive the termination or
dissolution of the Subscriber or the assignment of its interest in the Company; provided, however, that such power of attorney will so survive only to the extent necessary to enable said attorney-in-fact to effect substitution (if approved by the
Company) of the Subscriber?s successor-in-interest.  Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the actions of said attorney-in-
fact taken in good faith under such power of attorney.
This power of attorney does not supersede the terms of this Subscription Agreement or any written agreement between the
Company and the Subscriber nor is it to be used to deprive the Subscriber of its rights as a Stockholder, and is intended only to provide a simplified system for execution of documents. The Subscriber shall execute and deliver to the Company, within five days after the receipt of a request therefor, such confirmatory powers of attorney as the Company may request.
      17.	Effect of Representations; Survival; Indemnity
      The Subscriber understands that the offer and sale of the
Shares is being made in reliance on specific exemptions from requirements of federal and state securities laws and that the Company, and the controlling persons thereof, will rely on the representations, warranties, agreements, acknowledgements and understandings of the Subscriber set forth herein in determining the applicability of such exemptions.  The Subscriber hereby confirms that all such representations and warranties will
remain true and complete on the date of acceptance by the
Company of the Subscriber?s subscription hereunder.
      This Subscription Agreement, including all representations and warranties of the Subscriber contained herein, shall survive the sale of the Shares to the Subscriber, and the admission of the Subscriber as a Stockholder of the Company.
      To the fullest extent permitted under applicable law, the Subscriber agrees to indemnify and hold harmless the Company, the Adviser, the Administrator and their respective affiliates, and each partner, member, shareholder, officer, director,
employee and agent thereof (the ?Indemnified Parties?), from and against any loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the
Subscriber contained in this Subscription Agreement (including the Investor Questionnaire) or in any other document provided by the Subscriber to the Company or in any agreement executed by the Subscriber in connection with the Subscriber?s investment in
Shares.
      18.	Confidentiality.  The Subscriber acknowledges that the
Company Memorandum and other information relating to the Company
(the ?Confidential Information?) have been submitted to the
Subscriber on a confidential basis for use solely in connection with the Subscriber?s consideration of the purchase of Shares.
In addition, Confidential Information includes non-public
information regarding the Adviser, Barings BDC, Inc., and any other investment vehicles whose investment adviser is the
Adviser or an affiliate of the Adviser. Subscriber agrees to comply with all laws, including securities laws, concerning Confidential Information, and Subscriber agrees that it shall not trade in the securities of any issuer about which Subscriber receives material non-public information under this Subscription Agreement or in its capacity as a holder of Shares and shall refrain from such trading until any material non-public
information no longer constitutes material non-public
information. The Subscriber agrees that, without the prior
written consent of the Company (which consent may be withheld at the discretion of the Company), the Subscriber shall not (a)
reproduce the Memorandum or any other Confidential Information, in whole or in part, or (b) disclose the Memorandum or any other Confidential Information to any person who is not an officer or employee of the Subscriber who is involved in its investments, or partner (general or limited) or affiliate of the Subscriber
(it being understood and agreed that if the Subscriber is a
pooled investment fund, it shall only be permitted to disclose the Memorandum or other Confidential Information if the
Subscriber has required its investors to enter into
confidentiality undertakings no less onerous than the provisions of this Section 18 and the Subscriber remains liable for any breach of this Section 18 by its investors), except to the
extent (i) such information is in the public domain (other than as a result of any action or omission of the Subscriber or any person to whom the Subscriber has disclosed such information) or
(ii) such information is required by applicable law or
regulation to be disclosed, in which case the Subscriber shall first notify the Company of such requirement (unless such
notification is prohibited by law) so that the Company may
pursue a protective order or other appropriate remedy or waive compliance with the terms of this Section 18, and if a protective order or other appropriate remedy is not obtained, or if the Company waives compliance with the terms of this Section
18, then the Subscriber shall disclose only that portion of Confidential Information that the Subscriber is advised by counsel is legally required to be disclosed and shall use its commercially reasonable efforts to protect the confidentiality of such information disclosed, including by requesting that confidential treatment be accorded such information. The
Subscriber further agrees to return the Memorandum and other Confidential Information upon the Company?s request therefor.
The Subscriber acknowledges and agrees that monetary damages would not be sufficient remedy for any breach of this Section 18 by the Subscriber and that, in addition to any other remedies available to the Company in respect of any such breach, the
Company shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.
      19.	No Joint Liability Among the Company, the Adviser, and
the Administrator.
      The Company shall not be liable for the fulfillment of any obligation of the Adviser or the Administrator under or in connection with this Subscription Agreement.  The Adviser shall not be liable for the fulfillment of any obligation or for the accuracy of any representation of the Company or the
Administrator under or in connection with this Subscription
Agreement.  The Administrator shall not be liable for the
fulfillment of any obligation or for the accuracy of any representation of the Company or the Adviser under or in connection with this Subscription Agreement.  There shall be no joint and several liability of the Company, the Adviser and the Administrator for any obligation under or in connection with this Subscription Agreement.
      20.	Independent Nature of Subscribers? Obligations and
Rights.
      The obligations of the Subscriber hereunder are several and not joint with the obligations of any Other Investor. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by the Subscriber pursuant hereto or thereto, shall be deemed to constitute the
Stockholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Stockholders are in any way acting in concert with respect to such obligations or the transactions contemplated by this
Subscription Agreement.
      21.	Construction.
      The captions used herein are intended for convenience of reference only, and shall not modify or affect in any manner the meaning or interpretation of any of the provisions of this Subscription Agreement.
      As used herein, the singular shall include the plural, the masculine gender shall include the feminine and neuter, and the neuter gender shall include the masculine and feminine, unless the context otherwise requires.
      The words ?hereof,? ?herein,? and ?hereunder,? and words of similar import, when used in this Subscription Agreement shall refer to this Subscription Agreement as a whole and not to any particular provision of this Subscription Agreement.
      All references herein to Sections shall be deemed to refer to Sections of this Subscription Agreement, unless specified to the contrary.
      Whenever the words ?include?, ?includes? or ?including? are used in this Subscription Agreement, they shall be deemed to be followed by the words ?without limitation?, whether or not they are in fact followed by those words or words of like import.
      Nothing in this Subscription Agreement shall be deemed to
create any right in or benefit for any Person other than the
Company and the Subscriber and this Subscription Agreement shall not be construed in any respect to be for the benefit of, and no provision of this Subscription Agreement may be enforced by, any such Person, except any Indemnified Party may enforce its rights under Section 17 hereof.
      22.	Key Event.
A ?Key Event? will occur if, during the Commitment Period, the
Adviser resigns or is terminated by the Board or the Company?s stockholders from serving as the investment adviser to the
Company, other than: (i) a resignation or termination in
connection with a transfer of the role of investment adviser to the Company by the Adviser to an affiliate of the Adviser; or
(ii) a resignation or termination in connection with a
transaction involving the transfer of more than fifty percent
(50%) of the management and investment professionals primarily responsible for managing the Company immediately prior to thereto to another entity that is not an affiliate of the
Adviser, where such new entity then serves as investment adviser to the Company. Upon the occurrence of a Key Event, the Company will give written notice of the Key Event to the Subscriber
within ten Business Days of such occurrence. Beginning when the Company gives the Subscriber notice, consistent with Section 15 herein, of a Key Event, the Subscriber will have 90 calendar days (the ?Interim Period?) to decide, in its sole discretion, and provide the Company with notice in the event that the
Subscriber desires to cancel its remaining Undrawn Capital Commitments, other than Drawdowns for the limited purposes permitted after the Commitment Period as described in Section
3(d), without penalty (?Withdraw?). A Subscriber that desires to Withdraw after a Key Event must provide the Company with written notice, consistent with Section 15 herein, that the Subscriber desires to and thereby does cancel its remaining Undrawn Capital Commitments, other than Drawdowns for the limited purposes permitted after the Commitment Period as described in Section
3(d), without penalty prior to the expiration of the Interim
Period (a ?Withdrawal Notice?). Provided the Subscriber gives the Company a Withdrawal Notice, consistent with Section 15
herein, prior to the expiration of the Interim Period, such Subscriber?s Undrawn Capital Commitments hereunder at the time of a properly given Withdrawal Notice, other than Drawdowns for the limited purposes permitted after the Commitment Period as described in Section 3(d), will be cancelled by the Company without penalty, including, for the avoidance of doubt,
potential penalties and remedies with respect to such Undrawn
Capital Commitments, as described in Section 7. For the
avoidance of doubt, a Subscriber that provides a Withdrawal
Notice, will remain subject to all obligations, consistent with the terms of this Subscription Agreement, related to the portion of the Subscriber?s Capital Commitment for which Drawdown
Notices were given to the Subscriber by the Company prior to the Company?s receipt of a properly given Withdrawal Notice, as described above. If the Subscriber does not provide the Company with a Withdrawal Notice, consistent with Section 15 herein, by the expiration of the Interim Period, the Commitment Period will continue with respect to the Subscriber and the Subscriber will be obligated to fund Drawdowns as if a Key Event had never
occurred.
      23.	Severability
If any one or more of the provisions contained in this
Subscription Agreement, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and all other applications thereof shall not in any way be affected or impaired thereby.
      24.	Entire Agreement.
This Subscription Agreement, together with any other document that may be delivered in connection herewith and signed by both parties hereto, sets forth the entire understanding among the parties relating to the subject matter hereof, any and all prior correspondence, conversations, and memoranda or other writings being merged herein and replaced and being without effect hereon. No promises, covenants or representations of any character or nature other than those expressly stated herein or in any such other document have been made to induce any party to enter into this Subscription Agreement.
[End of page ? signature pages follow]



Barings Capital Investment Corporation
Subscription Agreement Signature Page
IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of ____________________, 20__, for a Capital Commitment of $_________________________________

Subscribers who are Individuals
Subscribers other than
Individuals



Name of the Subscriber

Name of the Subscriber
(exactly as it
appears in the Company?s
records)
Signature of Subscriber

Signature of Authorized
Signatory
Print Name

Print Name of Authorized
Signatory
Social Security Number of
Subscriber

Title of Authorized
Signatory


Date of Birth of Subscriber

Federal Tax Identification
Number
(if applicable)
Record Address of the
Subscriber
(P.O. Boxes cannot be
accepted)* *:

Record Address of the
Subscriber
(P.O. Boxes cannot be
accepted)* *:



Signature (joint owner, if
applicable)




Print Name (joint owner, if
applicable)




Social Security Number (joint
owner, if applicable)



Date of Birth (joint owner,
if applicable)



Name of Trustees or Fiduciaries exercising investment discretion with respect to the Subscriber:
Signature
Printed
Name
Title
Physical
Street
Address
Federal Tax
Identification
Number
Date of
Birth














If applicable, the custodian of the Subscriber, including a custodian for an IRA, should complete and sign the bottom line of this signature page
Signature
Printed
Name
Title
Physical
Street
Address
Federal Tax
Identification
Number
Date of
Birth






**The record address should be the legal residence address where the Subscriber files tax returns.


The foregoing Subscription Agreement is accepted and agreed by the Company, for a Capital Commitment of $_________________________________, as of __________________,
20___.

Barings Capital Investment
Corporation

By:
__________________________________
Name:
________________________________
Title:
_________________________________





ADDITIONAL REPRESENTATION WITH RESPECT TO INVESTMENT FOR AN IRA


If the Subscriber is an individual retirement account (an ?IRA?)
and the custodian or trustee of the IRA has executed the Subscription Agreement on the signature page, then the individual who established the IRA: (i) has directed the custodian or trustee of the Subscriber to execute the Subscription Agreement on the signature page; and (ii) has signed below to indicate that he or she has reviewed, directed and certifies to the accuracy of the representation and warranties made by the Subscriber herein.



____________________________________
Print Name



____________________________________
Signature


Name and Address of Custodian
and Contact Individual:


___________________________

___________________________

___________________________


Account or other Reference Number:


___________________________

Trustee/Custodian?s Tax I.D. Number:


___________________________


**** IRA custodian or trustee in every case must sign acknowledgment on next page****




IRA CUSTODIAN/TRUSTEE ACKNOWLEDGEMENT:

The undersigned, being the custodian or trustee of the above-named individual retirement account, hereby accepts and agrees to this subscription.



_____________________________________
Name of Custodian or Trustee



By: ________________________________
      Signature of Authorized Signatory



   ________________________________
Name of Authorized Signatory


APPENDIX A
BARINGS CAPITAL INVESTMENT CORPORATION
BARINGS, LLC
INVESTOR QUESTIONNAIRE

Please complete each Section of this Investor Questionnaire.
I.	General Information.
1.	If Subscriber is not holding for the Subscriber?s own
account, provide the name, and residential street address for whom the interest is being held:
________________________________________________________________
____________________

2.	Investor category of Subscriber (check all that apply)
____
_
Individual U.S. person
(including your trust)
____
_
Banking or thrift
institution
____
_
Individual Non-U.S. person
(including trust)
____
_
State or municipal
government entity
____
_
Broker-dealer

  (excluding pension
plans)
____
_
Insurance company
____
_
State or municipal
pension plan
____
_
Investment company
registered with SEC
____
_
Sovereign wealth fund
and
____
_
Private fund

  foreign official
institutions
____
_
Non-profit
____
_
Other Non-U.S. person
____
_
Pension plan (excluding
government plans)
____
_
Other

3.	Form of Subscriber (check all that are applicable):
____
_
Individual
____
_
Grantor trust
____
_
Joint tenants
____
_
Other trust
____
_
Tenants in common
____
_
IRA/Keough Plan/SEP
____
_
Limited partnership
____
_
Other Employee benefit
plan
____
_
General partnership
____
_
Non-profit, endowment or
foundation
____
_
Limited liability company
____
_
Other exempt
organization
____
_
C corporation
____
_
Nominee
____
_
S corporation
____
_
Fiduciary
____
_
Estate
____
_
Disregarded entity


____
_
Other
(describe):_____________
________

4.	Tax year end (month and day): _____________________
5.	Is the Subscriber a ?fund of funds?? _____ Yes  _____ No
6.	If the Subscriber is an individual, or if the Subscriber is
an entity in which an individual holds, directly or indirectly, more than five percent of the ownership or beneficial interests, please identify (i) all such individuals, and (ii) all entities for which such individuals serve as employee, officer or
director. _____________________________
________________________________________________________________
______________




II.	Accredited Investor Status
The Subscriber represents and warrants that it is an ?accredited investor? within the meaning of Regulation D under the U.S.
Securities Act of 1933, as amended (the ?Securities Act?), and has indicated below each category under which the Subscriber qualifies as an accredited investor.
The Subscriber is:
____	(i)	A bank, as defined in Section 3(a)(2) of the
Securities Act, whether acting in regard to this
offering in its individual or a fiduciary capacity.
____	(ii)	A savings and loan or other institution, as defined in
Section 3(a)(5)(A) of the Securities Act, whether
acting in regard to this offering in its individual or
a fiduciary capacity.
____	(iii)	A broker or dealer registered pursuant to Section
15 of the Securities Exchange Act of 1934, as amended
(the ?Exchange Act?).
____	(iv)	An insurance company, as defined in Section 2(a)(13)
of the Securities Act.
____	(v)	An investment company registered under the Investment
Company Act of 1940, as amended (the ?Investment
Company Act?).
____	(vi)	A business development company, as defined in Section
2(a)(48) of the Investment Company Act.
____	(vii)	A private business development company, as
defined in Section 202(a)(22) of the Investment
Advisers Act of 1940, as amended (the ?Investment
Advisers Act?).
____	(viii)	A Small Business Investment Company licensed by
the U.S. Small Business Administration under Section
301(c) or (d) of the Small Business Investment Act of
1958, as amended.
____	(ix)	A plan established and maintained by a state, its
political subdivisions, or any agency or
instrumentality of a state or its political
subdivisions for the benefit of its employees, if such
plan has total assets in excess of $5,000,000.
____	(x)	An employee benefit plan within the meaning of the
Employee Retirement Income Security Act of 1974, as
amended (?ERISA?), if the investment decision
regarding this offering was made by a plan fiduciary
(as such term is defined in Section 3(21) of ERISA)
which is either a bank, savings and loan association,
insurance company (as described above) or investment
adviser duly registered under the Investment Advisers
Act.
____	(xi)	An employee benefit plan within the meaning of ERISA
with total assets in excess of $5,000,000, whether or
not the investment decision regarding this offering
was made by a bank, insurance company or registered
investment adviser.
____	(xii)	An employee benefit plan within the meaning of
ERISA which is a self-directed plan with investment
decisions made solely by persons described by one or
more of the categories set forth in subsections (i)
through (ix) and (xiii) through (xviii) of this
Section II.
____	(xiii)	Either (A) a corporation, (B) a Massachusetts or
similar business trust, (C) a partnership, (D) a
limited liability company, or (E) an organization
described in Section 501(c)(3) of the Internal Revenue
Code, in any case not formed for the specific purpose
of acquiring the Shares and having total assets in
excess of $5,000,000.
____	(xiv)	A natural person whose individual net worth, or
joint net worth with his or her spouse, excluding the
value of his or her primary residence, exceeds
$1,000,000.
____	(xv)	A natural person who had individual income in excess
of $200,000 in each of the two most recent years or
joint income with that person?s spouse in excess of
$300,000 in each of those years and who reasonably
expects income in excess of such amounts in the
current year.
____	(xvi)	A trust, with total assets in excess of
$5,000,000, not formed for the specific purpose of
acquiring Shares whose purchase is directed by a
person who has, alone or together with his or her
purchaser representative (as defined in the
aforementioned Regulation D), such knowledge and
experience in financial and business matters that he
or she is capable of evaluating the merits and risks
of this investment.
____	(xvii)	A trust pursuant to which the grantor(s) of the
trust may revoke the trust at any time and regain
title to the trust assets and has (have) retained sole
or shared investment control over the assets of the
trust, and the (each) grantor is described by one or
more of the categories set forth above in subsections
(xiv) or (xv) of this Section II.
____	(xviii)	A partnership, corporation or other entity, not
formed for the specific purpose of acquiring Shares,
in which all of the equity holders are persons
described by one or more of the categories set forth
above in subsections (i) through (xvii) of this
Section II.
____	(xix)	A partnership, corporation or other entity which
is formed for the specific purpose of acquiring Shares
and in which all of the equity holders are persons
described by one or more of the categories set forth
above in subsections (i) through (xviii) of this
Section II, in which case the Subscriber has so
notified the Company in writing that it is relying on
this clause (xix), and agrees to provide the Company
with information requested by it respecting the
Subscriber?s equity holders.)
____	(xx)	An employee benefit plan within the meaning of Title I
of ERISA, acting for its own account or for the
accounts of other ?qualified institutional buyers? as
defined under Rule 144A promulgated under the
Securities Act, that in the aggregate owns and invests
on a discretionary basis at least $100 million in
securities of issuers that are not affiliated with the
plan.
____	(xxi)	A plan established and maintained by a state, its
political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, acting for its own account or for the accounts of other
?qualified institutional buyers? as defined under Rule
144A promulgated under the Securities Act, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the plan.
Check all applicable categories.



III.	Supplemental Information
1
..
Is the Subscriber, or will the Subscriber be, a Benefit Plan Investor (as defined below) or is it or will it use the assets of an entity or other Person that is or will in the future be a Benefit Plan Investor to invest in the Company?

0 yes		0 no

      A ?Benefit Plan Investor? is
*	Any ?employee benefit plan? as defined in Section 3(3)
of ERISA that is subject to ERISA.
*	Any ?plan? described in Section 4975(e)(1) of the Code
that is subject to Section 4975 of the Code.  Such a
plan includes, without limitation, an ?individual
retirement account? described in Section 408 or 408A of
the Code, a Keogh plan, an Archer MSA described in
Section 220(d) of the Code, a Coverdell education
savings account described in Section 530 of the Code
and a health saving account described in Section 223(d)
of the Code.
*	Any entity that is, or would be deemed to be using
?plan assets? (within the meaning of Section 3(42) of ERISA) to purchase or hold its investments.

2
..
Is the Subscriber, or will the Subscriber be, an entity (other than an insurance company general account) whose assets will be deemed to constitute ?plan assets? subject to ERISA or Section 4975 of the Code by reason of investment in such entity by other Benefit Plan Investors?
0 yes		0 no
3
..
Answer this Question 3 only if the answer to Question (2) above is ?yes?: What is the maximum percentage of the Subscriber?s assets that constitutes or will in the future constitute ?plan assets? subject to ERISA or Section 4975 of the Code?:

_____________%
4
..
If the Subscriber is or will be an insurance company general account, does or will any portion of the underlying assets in its general account constitute ?plan assets? subject to ERISA or Section 4975 of the Code?

0 yes		0 no
5
..
Answer this Question 5 only if the answer to Question (4) above is ?yes?: What is the maximum percentage of the assets in the Subscriber?s general account that constitutes or will in the future constitute ?plan assets? subject to ERISA or
Section 4975 of the Code?

_____%
Without limiting the remedies available in the event of a breach, the Subscriber agrees promptly to notify the Company and the Adviser in writing if there is a change in the percentage as set forth in Question (3) or Question (5) above and at such other time or times as the Company or the Adviser may request.



Related Parties/Other Beneficial Parties
6
..
Is the Subscriber or will the Subscriber be a person
(including an entity) that has discretionary authority or control with respect to the assets of the Company or a person who provides investment advice with respect to the assets of the Company or an ?affiliate? of such a person (a
?Controlling Person?)? For purposes of this representation, an ?affiliate? is any person controlling, controlled by or under common control with any such person, including by reason of having the power to exercise a controlling influence over the management or policies of such person.

0 yes		0 no
7
..
To the best of the Subscriber?s knowledge, does the Subscriber control, or is the Subscriber controlled by or under common control with, any other investor in the Company?

0 yes		0 no

If the question above was answered ?Yes,? please indicated the name of such other investor in the space below:

8
..
Will any other person or persons have a beneficial interest in the Shares to be acquired hereunder (other than as a shareholder, partner, policy owner or other beneficial owner of equity interests in the Subscriber)? (By way of example, and not limitation, a ?nominee? Subscriber or a Subscriber who has entered into swap or other synthetic or derivative instruments or arrangements with regard to the Shares to be acquired herein would check ?Yes.?)

0 yes		0 no

If either question above was answered ?Yes,? please contact
the Administrator for additional information that will be
required.
BHC Investor Status
9
..
Is the Subscriber a ?BHC Investor??*

0 yes		0 no

*A ?BHC Investor? is defined as an Investor that is a bank holding company, as defined in Section 2(a) of the Bank
Holding Company Act of 1956, as amended (the ?BHC Act?), a non-bank subsidiary (for purposes of the BHC Act) of a bank holding company, a foreign banking organization, as defined in Regulation K of the Board of Governors of the Federal Reserve System (12 C.F.R. ? 211.23) or any successor regulation, or a non-bank subsidiary (for purposes of the
BHC Act) of a foreign banking organization which subsidiary
is engaged, directly or indirectly in business in the United States and which in any case holds Shares for its own account.
New York State Tax Domicile
10.	Is the Subscriber?s tax domicile the State of New York?
0 yes		0 no


IV.	Dividend Reinvestment Plan.
The Company will adopt a dividend reinvestment plan under which cash distributions to investors are automatically reinvested for additional Shares. Subscribers may opt out of the plan by checking the box below. Elections may be altered, subject to approval by the Company:
 0 Opt-out of Dividend Reinvestment Plan



APPENDIX B
BARINGS CAPITAL INVESTMENT CORPORATION
BARINGS, LLC
CERTIFICATION OF BENEFICIAL OWNER(S)

This form requires you to provide the name, address, date of birth and Social Security number (or passport number or other similar information, in the case of Non-U.S. Persons) for the following individuals (i.e., the beneficial owners):

(i)	Each individual, if any, who owns, directly or indirectly,
25% or more of the equity interests of the legal entity customer (e.g., each natural person that owns 25% or more of the shares of a corporation); and

(ii)	An individual with significant responsibility for managing
the legal entity customer (e.g., a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing
Member, General Partner, President, Vice President, or
Treasurer).

The number of individuals that satisfy this definition of ?beneficial owner? may vary. Under section (i), depending on the factual circumstances, up to four individuals (but as few as zero) may need to be identified. Regardless of the number of individuals identified under section (i), you must provide the identifying information of one individual under section (ii).
It is possible that in some circumstances the same individual might be identified under both sections (e.g., the President of Acme, Inc. who also holds a 30% equity interest). Thus, a completed form will contain the identifying information of at least one individual (under section (ii)), and up to five individuals (i.e., one individual under section (ii) and four 25% equity holders under section (i)).

Persons subscribing on behalf of a legal entity must provide the following information:

a.	Name and Title of Natural Person:

________________________________________________________________
_______

b.	Name, Type, and Address of Legal Entity:

________________________________________________________________
_______

c.	The following information for each individual, if any, who,
directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 25% or more of the equity interests of the legal entity listed above:

Name
Date of
Birth
Address
(Residential or
Business Street
Address)
For U.S.
Persons:
Social
Security
Number
For Non-U.S.
Persons:
Social
Security
Number,
Passport
Number and
Country of
Issuance, or
other similar
identification
number




















 (If no individual meets this definition, please write ?Not
Applicable.?)

d.	The following information for one individual with significant responsibility for managing the legal entity listed above,
such as:
?	An executive officer or senior manager (e.g., Chief
Executive Officer, Chief Financial Officer, Chief
Operating Officer, Managing Member, General Partner,
President, Vice President, Treasurer); or
?	Any other individual who regularly performs similar
functions.
(If appropriate, an individual listed under section (c) above may also be listed in this section (d)).
Name/Title
Date of
Birth
Address
(Residential or
Business Street
Address)
For U.S.
Persons:
Social
Security
Number
For Non-U.S.
Persons:
Social
Security
Number,
Passport
Number and
Country of
Issuance, or
other similar
identification
number1






I, ________________ (name of natural person), hereby certify, to the best of my knowledge, that the information provided above is complete and correct.

Signature: ______________________________________ Date:
___________________

Legal Entity Identifier ___________________________ (Optional)


APPENDIX C
BYLAWS OF THE COMPANY




APPENDIX D
ARTICLES OF INCORPORATION OF THE COMPANY




APPENDIX E
INVESTMENT ADVISORY AGREEMENT




APPENDIX F
ADMINISTRATION AGREEMENT




APPENDIX G
PRIVACY POLICIES AND PRACTICES
Introduction
In June 2000, the SEC adopted Regulation S-P, a comprehensive set of rules intended to implement the privacy requirements set forth in Section 504 of the Gramm-Leach-Bliley Act. In general, Regulation S-P requires various SEC regulated entities, such as the Company and its Adviser, to establish processes and safeguards to protect various records and customer information. Under Regulation S-P, the Company and its Adviser are generally prohibited from providing non-public personal information about a customer to an unaffiliated third party unless they provide the customer with an initial and annual privacy notice giving the customer the option of withholding consent to the sharing of the information.
Policy Statement
The Company and the Adviser have adopted a joint privacy compliance program and related policies and procedures (?Joint Privacy Policy?). As required by Regulation S-P, the Joint Privacy Policy is reasonably designed to: (i) ensure the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of customer records and information; and (iii) protect against unauthorized access to or use of customer records and information that could result in substantial harm or inconvenience to any customer.
Procedures
The Company has delegated the responsibility of implementing the Joint Privacy Policy to its Adviser, including the responsibility for providing the initial and annual privacy notices as required by Regulation S-P.
Conflict Resolution and Escalation Process
Associates of any Service Provider and Officers and Directors of the Company will immediately report any issues that they believe are a potential or actual breach of any Policy or Procedure to the Chief Compliance Officer or in his/her absence to the Company's Chief Legal Officer or Counsel.
The Chief Compliance Officer, in consultation with the Adviser's Legal Department, the Chief Legal Officer and Company Counsel, may grant exceptions to any provision in this Compliance Manual so long as such exceptions are consistent with the purpose of the Company's Compliance Manual and applicable law, documented and retained for the required period. Any exceptions granted under this Compliance Manual will also be reported to the Board. Any questions regarding the applicability of this Policy should be directed to the Chief Compliance Officer.
Governing Regulatory Statute
?	Securities and Exchange Commission Regulation S-P
?	Section 504 of the Gramm-Leach-Bliley Act
Books and Records Retained
The records referenced or produced under this Policy will be retained in accordance with the Company?s Books and Records:
Recordkeeping Policies and Procedures.







APPENDIX H
TRANSFER RESTRICTIONS
This Appendix H is attached to and made a part of the Subscription Agreement with the Subscriber. Capitalized terms not defined herein shall have the meanings assigned to them in the Subscription Agreement.

Prior to a Liquidity Event, no Transfer of the Subscriber?s Capital Commitment or all or any portion of the Subscriber?s Shares may be made without (a) registration of the Transfer on the Company books and (b) the prior written consent of the Company. In any event, the consent of the Company may be withheld (i) if the creditworthiness of the proposed transferee, as determined by the Company in its sole discretion, is not sufficient to satisfy all obligations under the Subscription Agreement or
(ii) unless, in the opinion of counsel (who may be counsel for the Company) satisfactory in form and substance to the Company, such Transfer would not violate the Securities Act or any state (or other jurisdiction) securities or ?blue sky? laws applicable to the Company or the Shares to be Transferred.

In addition, we will use commercially reasonable efforts to prevent our assets from being deemed to constitute ?plan assets? for purposes of ERISA or Section 4975 of the Code. We may reject any transfer of our Shares if such transfer could (1) result in our assets being considered to be ?plan assets? for purposes of ERISA or Section 4975 of the Code or (2) constitute or result in a non-exempt prohibited transaction under ERISA or
Section 4975 of the Code or a non-exempt violation of any laws similar to ERISA or Section 4975 of the Code.

Any person that acquires all or any portion of the Shares of the Subscriber in a Transfer permitted under this Appendix H shall be obligated to pay to the Company the appropriate portion of any amounts thereafter becoming due in respect of the Capital Commitment committed to be made by its predecessor in interest. The Subscriber agrees that, notwithstanding the Transfer of all or any fraction of its Shares, as between it and the Company it shall remain liable for its Capital Commitment prior to the time, if any, when the purchaser, assignee or transferee of such Shares, or fraction thereof, becomes a holder of such Shares.

The Company shall not recognize for any purpose any purported Transfer of all or any portion of the Shares and shall be entitled to treat the transferor of Shares as the absolute owner thereof in all respects, and shall incur no liability for distributions or dividends made in good faith to it, unless the Company shall have given its prior written consent thereto and there shall have been filed with the Company a dated notice of such Transfer, in form satisfactory to the Company, executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee or transferee, and such notice (a) contains the acceptance by the purchaser, assignee or transferee of all of the terms and provisions of this Subscription Agreement and its agreement to be bound thereby, and (b) represents that such Transfer was made in accordance with this Subscription Agreement, the provisions of the Memorandum and all applicable laws and regulations applicable to the transferee and the transferor.


26082111.14.BUSINESS














	- 33 -






BARINGS CAPITAL INVESTMENT CORPORATION
BARINGS, LLC
INVESTOR QUESTIONNAIRE

	A-10